GOLDCORP SIGNS AGREEMENT WITH THREE ONTARIO FIRST NATIONS

Significant Milestone in Development of Borden Gold, Canada's First All-Electric Underground Mine

Vancouver, June 6, 2018 – GOLDCORP INC. **(TSX: G, NYSE: GG)** ("Goldcorp" or "the Company") and three First Nation communities including Brunswick House First Nation (BHFN), Chapleau Cree First Nation (CCFN), and Chapleau Ojibwe First Nation (COFN) are pleased to announce the signing of an Impacts and Benefits Agreement (IBA) with respect to the development and operation of the Borden Gold project near the town of Chapleau in northern Ontario. Goldcorp now has collaborative agreements in place with 26 First Nations which assert Aboriginal and treaty rights in the vicinity of its operations in Canada.

The formal signing of the IBA follows successful negotiations with the three First Nations, and is a milestone marking the first time these three First Nation communities are involved with a mining project.

Under the agreement, Goldcorp recognizes and respects the rights and interests these First Nations have around the Borden project site, and the three First Nation communities recognize and support Goldcorp's rights and interests in the development and future operation of the mine. The agreement also reflects Goldcorp's commitment to protecting the environment and supporting Aboriginal social and cultural practices in a spirit of continued collaboration.

"Successful relationships are built on trust, mutual respect, meaningful engagement, and they require sincere commitment from all involved. I'm pleased with the work accomplished by the group and I feel very proud that Goldcorp is the first mining company to partner with the Brunswick House, Chapleau Cree and Chapleau Ojibwe First Nation communities. We recognize the importance of nurturing our partnerships and collaborating with our project neighbours to ensure the sustainability of the local communities surrounding Borden Gold," said Marc Lauzier, Mine General Manager at Goldcorp's Porcupine Gold Mines, responsible for the development of Borden.

After over two years of open, honest communications, the IBA outlines provisions for environmental and health protections that combine innovation and the use of modern technology to develop Borden Gold into Canada's first "all electric" underground mine, eliminating the use of vehicles powered by fossil fuels. The agreement also includes provisions for employment and training, and business and contracting opportunities, along with a framework for regulatory permitting.

"On behalf of our council and our community members, I am pleased we have entered into the Impacts and Benefits Agreement with Goldcorp for the Borden Gold project. This is our first partnership in mining, and although our relationship is young and still evolving, we are hopeful for the future of the project and for the opportunities that it will create. We appreciate the efforts of Goldcorp and are thankful for them recognizing our connection to the land and for their commitment to protecting it while in their care," said Chief Lisa VanBuskirk of Brunswick House First Nation.

Chief Keith Corston of Chapleau Cree First Nation commented: "The Chapleau Cree First Nation is pleased to have entered into this agreement with Goldcorp. This is an important milestone in our journey to form meaningful relationships with industry and to create sustainable opportunity for our community. Open and trusting dialogue and engagement are the cornerstones of successful relationships and we trust in Goldcorp to uphold the highest standards of environmental protections so that our future generations of children and families can continue practicing a cultural and traditional way of life."

Chief Anita Stephens of Chapleau Ojibwe First Nation remarked: "As the Chief of the Chapleau Ojibwe First Nation, I extend my esteemed congratulations on the Borden Gold development and the processes by which it has come to be. I would also like to convey that I am proud and excited about the future. These years of negotiations, which included trust and relationship-building, unlock exciting possibilities and prospects regarding this project. It is with great respect and humility that we took part in and witnessed the commitments and responsibilities with Goldcorp's involvement with the aboriginal communities."

Goldcorp's Borden project will be starting a bulk sample extraction of up to 30,000 tonnes shortly, with the first sample expected by the end of the summer. Commercial operation of the mine is anticipated to begin in 2019.

About Goldcorp www.goldcorp.com

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

About Brunswick House First Nation www.brunswickhousefirstnation.com

Brunswick House First Nation is situated south of the Borden gold project on Hwy 101 East, near the town of Chapleau, Ontario. A member of the Nishnabe-Aski Nation, BHFN is also affiliated with the Wabun Tribal Council.

Traditionally, members were mainly trappers and fur-traders. However, they are currently pursuing opportunities in mining, renewal energy, blueberry farming and provide for educational, health and employment & training opportunities for its' membership.

About Chapleau Cree First Nation www.chapleaucree.ca

Chapleau Cree First Nation (Fox Lake Reserve) is situated 5 kilometres southwest of the town of Chapleau, Ontario. In 1989, the Chapleau Cree First Nation negotiated with the Federal and Provincial governments and the local municipality for land to establish a permanent community. Employment and infrastructure has increased over the years and the reserve now houses 30 homes, a senior's residence (Mukeso House), Administrative Offices Band Complex (Isiah Saylor's Complex), Health Centre, Public Works Garage, Water Treatment Plant, and the band-owned Pimii Kamik Gas Bar. They are part of the Nishnawbe-Aski Nation.

About Chapleau Ojibwe First Nation www.chapleauojibwe.ca

Chapleau Ojibwe First Nation is situated near the town of Chapleau, Ontario. Their historical kinship and relationship with the land draws them west to the shores of Lake Superior and south to the shores of Lake Huron, rather than north into Cree territory to the shores of James Bay. They are part of the Nishnawbe-Aski Nation.

Cautionary Statement Regarding Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, the realization of mineral reserve estimates, the timing of future production, timing of the development of new deposits, and permitting and certification time lines. Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding Goldcorp's present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the risks discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

INVESTOR CONTACT	MEDIA CONTACT
Shawn Campbell	Christine Marks
Director, Investor Relations	Director, Corporate Communications
Telephone: (800) 567-6223	Telephone: (604) 696-3050
E-mail: info@goldcorp.com	E-mail: media@goldcorp.com

WABUN COUNCIL COMMUNICATIONS

Brunswick House First Nations
Telephone: (705) 864-0174

Chapleau Cree First Nations
Telephone : (705) 864-0784

Chapleau Ojibwe First Nations
Telephone : (705) 864-2910